SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 20, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17, boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a preliminary notice of a combined ordinary and                  extraordinary meeting of shareholders to be held April 6, 2004.

This translation has been prepared for the convenience of English-speaking readers. The original French version alone is binding.

GROUPE DANONE

A French limited company (société anonyme)

with share capital of €133,675,493

Registered office: 17 Boulevard Haussmann, 75009 Paris

Paris Trade and Company Registry No. 552 032 534 RCS PARIS

PRELIMINARY NOTICE OF A MEETING

The Shareholders are informed that the Board of Directors has decided to call a Combined Ordinary General Meeting and Extraordinary General Meeting to be held at 3 p.m. on Tuesday, April 6, 2004 at the registered office: 17 boulevard Haussmann, 75009 Paris.

Should the General Meeting be unable to validly transact business because the quorum requirements are not met, it will be rescheduled and held at 3 p.m. on Thursday, April 15, 2004 at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris.

The agenda for the Meeting is as follows:

1.	Items within the competence of the Ordinary General Meeting of Shareholders

•	Reports from the Board of Directors and the Statutory Auditors

•	Approval of the transactions referred to in article L 225-38 of the Code of Commerce (Code de Commerce)

•	Approval of the statutory (unconsolidated) and consolidated financial statements for financial year 2003

•	Allocation of income and dividend distribution

•	Ratification of the change of registered address

•	Renewal of the appointment of Mr. Franck Riboud as a member of the Board of Directors

•	Renewal of the appointment of Mr. Emmanuel Faber as a member of the Board of Directors

•	Board membership of Mr. Jérôme Seydoux maintained in accordance with the provisions of article 15-II of the by-laws

•	Renewal of the appointment of Mazars & Guerard as a statutory auditor

•	Renewal of the appointment of PriceWaterhouseCoopers Audit as a statutory auditor

•	Appointment of Mr. Patrick de Cambourg as an alternate auditor

•	Appointment of Mrs. Anne Monteil as an alternate auditor

•	Authorization to be granted to the Board of Directors to arrange the buyback by the Company of its own shares, as provided for by article L 225-209 of the Code of Commerce

2.	Items within the competence of the Extraordinary General Meeting

•	Reports from the Board of Directors and Statutory Auditors

•	General delegation of authority to the Board of Directors to issue securities entitling the holder, immediately or subsequently, to a share in the capital, with a preemptive subscription right

•	Authorization of the Board of Directors to make use of the previous delegation, with waiver of preemptive subscription rights, but with the option of granting a preference period

•	Authorization of the Board of Directors to increase the capital in favor of employees of Groupe Danone or the companies of the group, with corresponding waiver of preemptive subscription rights

•	Amendment of article 2 (corporate purpose) of company by-laws and amendments to company by-laws to comply with the Financial Security Act dated August 1, 2003, and, in consequence, adoption of the amended by-laws.

•	Share split reducing the nominal value of shares

•	Powers to effect formalities

Shareholders will be asked to vote on the proposed resolutions set out below.

1.	Resolutions within the competence of the Ordinary General Meeting of Shareholders

FIRST RESOLUTION

(Approval of the transactions referred to in article L 225-38 of the Code of Commerce)

The General Meeting of Shareholders, acting as an Ordinary General Meeting, takes note of the report drawn up by the Statutory Auditors in compliance with article L 225-40 of the Code of Commerce and approves the transactions which are the object of such report, as well as the execution of those for which approval had previously been granted.

SECOND RESOLUTION

(Approval of the statutory (unconsolidated) and consolidated financial statements for the financial year ended December 31, 2003)

Having reviewed the reports of the Board of Directors and the Statutory Auditors, the General Meeting of Shareholders, acting as an Ordinary General Meeting, expressly approves the statutory (unconsolidated) and consolidated financial statements for financial year 2003, as presented, together with the transactions recorded in the statements or described in the reports.

THIRD RESOLUTION

(Allocation of income and dividend distribution)

The General Meeting of Shareholders, acting as an Ordinary General Meeting and voting on a proposal by the Board of Directors, resolves to allocate the income for the year as follows:

Income	EUR	191,383,293.40
Which, together with retained earnings of	EUR	1,391,592,951.81

Sets distributable income at	EUR	1,582,976,245.21

Aggregate dividend for 133 675 493 shares	EUR	327,504,957.85

The balance, i.e.,	EUR	1,255,471,287.36

to be carried forward as retained earnings

A net dividend of EUR 2.45 per share shall be distributed, together with a tax credit (tax already paid to the French Treasury) of a maximum of EUR 1.225, in accordance with the law.

The General Meeting resolves that, in accordance with the provisions of article L 225-210 of the Code of Commerce, the amount of the dividend corresponding to the shares held by the Company on the date of distribution shall be allocated to retained earnings.

This dividend will be payable as of May 11, 2004.

Dividends paid for the three previous financial years were as follows:

Financial Year 2000	EUR 283,263,795.20
On capital stock of	EUR 149,086,208.00
Dividend per share*	EUR 1.90
Tax credit (avoir fiscal)	EUR 0.95
Total income per share	EUR 2.85

Financial Year 2001	EUR 290,528,859.62
On capital stock of	EUR 141,033,427.00
Dividend per share	EUR 2.06
Tax credit (avoir fiscal)	EUR 1.03
Total income per share	EUR 3.09

Financial Year 2002	EUR 315,870,780.60
On capital stock of	EUR 137,335,122.00
Dividend per share	EUR 2.30
Tax credit (avoir fiscal)	EUR 1.15
Total income per share	EUR 3.45

*	after two-for-one stock split

FOURTH RESOLUTION

(Ratification of the change of registered address)

The General Meeting, acting as an Ordinary General Meeting, ratifies the change in the company’s registered address to 17 boulevard Haussmann, 75009 Paris as decided by the Board of Directors at its meeting on July 22, 2003, this being effective from October 20, 2003.

FIFTH RESOLUTION

(Renewal of the appointment of Mr. Franck Riboud as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mr. Franck Riboud as a member of the Board of Directors for the period of three years as set in the by-laws.

Mr. Franck Riboud’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2006.

SIXTH RESOLUTION

(Renewal of the appointment of Mr. Emmanuel Faber as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mr. Emmanuel Faber as a member of the Board of Directors for the period of three years as set in the by-laws.

Mr. Emmanuel Faber’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2006.

SEVENTH RESOLUTION

(Board membership of Mr. Jérôme Seydoux maintained, in accordance with the provisions of article 15-II of the by-laws)

The General Meeting, acting as an Ordinary General Meeting, in accordance with the provisions of the final paragraph of article 15-II of the by-laws, extends the term of office of Mr. Jérôme Seydoux as a member of the Board of Directors until the end of the Ordinary General Meeting called to examine the financial statements for 2005.

EIGHTH RESOLUTION

(Renewal of the appointment of a statutory auditor)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mazars & Guerard as a statutory auditor for a period of six years ending at the close of the Ordinary General Meeting called to examine financial statements for 2009.

NINTH RESOLUTION

(Renewal of the appointment of a statutory auditor)

The General Meeting, acting as an Ordinary General Meeting, takes note of the succession of PriceWaterhouseCoopers Audit (formerly Befec S.A.) to the position of statutory auditor as a result of the merger of Befec S.A. with Befec-Price Waterhouse.

The General Meeting renews the appointment of PriceWaterhouseCoopers Audit as a statutory auditor for a period of six years ending at the close of the Ordinary General Meeting called to examine financial statements for 2009.

TENTH RESOLUTION

(Appointment of an alternate auditor)

The General Meeting, acting as an Ordinary General Meeting, renews Mr. Patrick de Cambourg as an alternate auditor for a period of six financial years ending at the close of the Ordinary General Meeting called to examine the financial statements for 2009.

ELEVENTH RESOLUTION

(Appointment of an alternate auditor)

The General Meeting, acting as an Ordinary General Meeting, renews Mrs. Anne Monteil as an alternate auditor for a period of six financial years ending at the close of the Ordinary General Meeting called to examine the financial statements for 2009.

TWELFTH RESOLUTION

(Authorization to be granted to the Board of Directors to arrange the buyback by the Company of its own shares under a new share buyback program)

Having reviewed the prospectus drawn up at the time of the share buyback program and approved by the Autorité des Marchés Financiers, and having consulted the report of the Board of Directors, the General Meeting, acting as an Ordinary General Meeting:

Empowers the Board of Directors to arrange the purchase of the Company’s own shares, for a period of eighteen months from the present General Meeting as provided for under article L 225-209 of the Code of Commerce.

The purchase of shares may be executed by the Board of the Directors for the purpose of:

➢	Granting options for the purchase of shares to employees or officers of the Company or employees or officers of companies or economic interest groups in which the Company holds at least 10% of the share capital or voting rights, either directly or indirectly, or the implementation of share purchase plans for employees,

➢	Stabilizing the price of Company shares on the stock market,

➢	Holding such shares, and, if applicable, transferring them or disposing of them by any means, notably on the stock market or in over-the-counter transactions, as part of financial operations,

➢	If applicable, canceling such shares to adjust the financial structure of the Company in order to achieve the best possible balance between equity and debt for the Company.

The acquisition, sale or transfer of such shares may be executed by any means on the stock market or over-the-counter, including the use of any derivative product or products traded on a regulated market or over-the-counter market, as well as the implementation of options strategies (purchase and sale of puts and calls and all related combinations thereof), provided that the means so used are not of a nature to significantly increase the price volatility of the shares.

These operations may be executed at any time, including during a tender offer.

Maximum purchase price:	EUR	200
Minimum selling price:	EUR	120
Maximum number of shares
which can be purchased:		9,000,000
Maximum authorized amount of purchase	EUR	1,800,000,000

In the case of a capital increase achieved by incorporating reserves and allocating free bonus shares or through a stock split and combination of existing securities, the prices indicated above will be adjusted by a coefficient equal to the ratio between the number of shares making up total share capital before the operation and the number of shares existing after the operation.

This authorization cancels and replaces the authorization granted by the Combined General Meeting of Shareholders on April 11, 2003.

2. Resolutions within the competence of the Extraordinary General Meeting

THIRTEENTH RESOLUTION

(General delegation of authority to the Board of Directors to issue securities entitling the holder, immediately or subsequently, to a share in the capital, with a preemptive subscription right)

Acting as an Extraordinary Meeting and after having reviewed the report of the Board of Directors and the special Statutory Auditors’ report, the General Meeting:

➢	Delegates to the Board of Directors the powers necessary to proceed, for a period of twenty-six months from the present General Meeting, on one or more occasions, in euros or other currencies or any other accounting unit based on a basket of currencies, on the French market and/or on the international market, up to a maximum nominal amount of EUR 2 billion or its equivalent value at the issuing date of such amount, with the issuance of securities, including warrants, that entitle the holder, immediately or subsequently, to a share in the capital, by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner.

➢	Resolves that the nominal amount of the capital increases capable of being completed immediately or subsequently by virtue of this delegation shall not exceed EUR 45 million or the equivalent value of this amount, not including adjustments to be made in accordance with the law to preserve the rights of holders of securities entitling their holders to a share in the company’s capital.

In accordance with the law, shareholders shall be entitled to exercise their preemptive pro rata subscription rights. The Board of Directors shall furthermore be entitled to grant shareholders the additional opportunity to subscribe, by way of subsidiary subscription rights, a larger number of securities than they may subscribe by virtue of their preemptive pro rata subscription rights, in proportion to their preemptive pro rata subscription rights and within the limit of their requests.

If subscription by virtue of their preemptive pro rata subscription rights and, if applicable, subsidiary subscription rights has not taken up the entire issue of securities, the Board of Directors shall be entitled to limit the issue to the amount of subscriptions received, provided this reaches at least three-quarters of the approved issue, to allocate non-subscribed shares at its discretion and/or offer them to the public.

This resolution duly entails the shareholders’ waiver, in favor of the holders of securities issued by virtue of this delegation, of their preemptive subscription rights to the shares to which these securities entitle them.

As part of this delegation, the Board of Directors shall be entitled to increase the share capital on one or more occasions through the incorporation of reserves, profits or share premiums, by allocating free bonus shares and/or by raising the par value of existing shares.

The General Meeting confers on the Board of Directors all powers, which it may, in turn, delegate to the Chairman in accordance with the provisions of the law, necessary to determine the form and characteristics of the securities to be created, as well as the issuing dates and conditions, to determine the amounts to be issued, to determine the date from which the shares to be issued bear rights, even retroactively, to determine the conditions needed as applicable to preserve the rights of holders of securities entitling their holders to a share in the company’s capital, at its sole discretion, to charge the costs, duties and fees entailed by the issues to the corresponding premiums and to take from this amount any sums to raise the legal reserve to one-tenth of the new share capital after each issue, to list the securities to be issued, and, in general, to take all measures, enter into all agreements and carry out all formalities to duly complete the planned issues, to recognize the resulting capital increases and to modify the by-laws accordingly.

In case of a capital increase by incorporation of reserves, profits or share premiums, the General Meeting furthermore invests the Board of Directors with the powers needed to determine as applicable the amount by which the nominal value of existing shares will be raised and to decide as applicable, in derogation of the provisions of article L 225-149 of the Code of Commerce, that the rights on share fractions shall not be transferable and that the corresponding shares shall be sold, the income from such sales to be allocated to the rights’ holders at the latest 30 days after the date on which the whole number of allocated shares is registered on their account.

This delegation cancels and replaces any previous delegation with respect to the issuance of securities entitling the holder, immediately or subsequently, to a share in the company’s capital.

FOURTHTEENTH RESOLUTION

(Authorization of the Board of Directors to make use of the previous delegation, with a waiver of preemptive subscription rights, but with the option of granting a preference period)

Acting as an Extraordinary Meeting and after having reviewed the report of the Board of Directors and the special Statutory Auditors’ report, the General Meeting delegates to the Board of Directors the powers necessary to proceed with the issuance of securities as described in the previous resolution, with waiver of preemptive subscription rights and within the maximum limits set in the previous resolution, it being specified that:

➢	The Board of Directors may grant to shareholders, for a time and on such terms as it shall determine, a preference period during which they may, by virtue of their preemptive pro rata subscription rights and, as applicable, subsidiary subscription rights, subscribe a number of securities proportional to the number of securities held, without the creation of negotiable rights. Securities not subscribed by shareholders will be offered to the public;

➢	In any event, the amount reverting to the Company or which may subsequently revert to it for each share issued, or to be issued pursuant to the exercise of rights attached to securities, must be at least equal to the average of the prices over ten consecutive trading days chosen from the twenty days preceding the first day of the issue of such securities, after adjustment of this average to take into account any differences in settlement dates, with compliance with this rule determined only at the time the securities are issued;

➢	The Board of Directors may undertake capital increases with a view to remunerating holders of securities tendered to the Company as part of an exchange offer for securities meeting the conditions set by article L 225-148 of the Code of Commerce, and define the list of securities to be swapped, fix the terms of issuance, the exchange parity and, if applicable, the amount of the cash balance to be paid, and fix the terms of issuance in connection with any exchange offer, any alternative purchase or exchange offer, or any purchase offer or exchange offer combined with a subsidiary exchange or purchase offer;

➢	As provided by articles L 225-150 and L 228-93 of the Code of Commerce, the Board of Directors may issue securities entitling companies in which Groupe Danone holds, directly or indirectly, more than half of the share capital, to issue either bonds carrying equity warrants entitling them to subscribe shares of Groupe Danone, or any other securities which give rights to the allotment by any means of securities which are or will be issued for that purpose, and represent a share of Groupe Danone capital.

The General Meeting notes that the bearers of bonds which may be converted and/or exchanged for new or issued shares, who met on April 6, 2004, expressly approved the waiver of the pre-emptive subscription rights for the aforementioned securities at such meeting.

FIFTEENTH RESOLUTION

(Authorization of the Board of Directors to increase the capital in favor of employees of Groupe Danone or the companies of the group, with corresponding waiver of preemptive subscription rights)

Acting as an Extraordinary Meeting, the General Meeting, having noted that Company employees hold less than 3% of its capital stock and being apprised of the reports of the Board of Directors and of the Statutory Auditors, renews, prior to its expiration and in accordance with article L225-129 VII of the Code of Commerce and article 4-4 of the Autorité des Marchés Financiers Instruction dated June 17, 2003, the 14th Resolution adopted by the Combined Ordinary and Extraordinary General Meeting of April 11, 2003 authorizing capital increases in favor of employees, making such amendments to this Resolution as are required for compliance with the provisions of the Code of Commerce and Instruction just referred to.

The General Meeting thus amends the said Resolution to read as follows :

Acting as an Extraordinary Meeting and having reviewed the report of the Board of Directors and the special statutory auditors’ report, the General Meeting, under Section 25 of the decree of October 21, 1986 on incentive bonuses, profit sharing and shareholdings by employees, and article L 225-129 VII, L 225-138 of the Code of Commerce, L 443-5 of the Labor Code and article 4-4 of the Autorité des Marchés Financiers Instruction dated June 17, 2003,

➢	Authorizes the Board of Directors to increase the capital, on one or more occasions, within twenty-six months from the date of the present General Meeting, by up to a maximum nominal amount of EUR 2 million by issuing ordinary shares to be paid up in cash;

➢	Reserves the subscription of all shares to be issued to the employees of Groupe Danone and the employees of companies or economic interest groupings in which the Company holds, either directly or indirectly, at least 10% of equity or voting rights ;

➢	Resolves that the employees of the French companies concerned must participate in a Plan d’Epargne Entreprise (company savings /share ownership plan) and that the subscriptions from the employees of these companies shall be through a relay fund bearing the name Fonds Groupe Danone Relais followed by the year of subscription. Once the capital increase has been effected, the relay fund will, on the decision of its Supervisory Board, be merged into Fonds Groupe Danone, a company savings fund the assets of which consist principally of Groupe Danone shares;

➢	Resolves that the issuing price of the new shares, which will grant their holders the same rights as existing shares, will be set at the time of each issue, at a value 20% below the average of opening prices listed during the twenty trading sessions preceding the date of the Board of Directors’ decision setting the subscription opening date.

This authorization duly entails the shareholders’ waiver, in favor of the employees, of their preemptive subscription rights to the shares to be issued at the time of the capital increases referred to heretofore.

The General Meeting notes that the holders of bonds convertible into or exchangeable for new or existing shares expressly approved, at the General Meeting held on April 6, 2004, the waiver of preemptive subscription rights referred to above.

The General Meeting delegates full powers to the Board of Directors to:

➢	Determine the date and conditions of the issues to be floated by virtue of this authorization; notably, to determine the issuing price of the new shares to be issued in accordance with the foregoing rules, the subscription opening and closing dates, rights dates, and payment dates, limited to a maximum of one year;

➢	Note the completion of the capital increases up to the amount of shares actually subscribed;

➢	Accomplish, directly or through a duly empowered representative, all transactions and formalities;

➢	Modify the by-laws to reflect the capital increases;

➢	Charge the cost of the capital increases to the premium on each increase and to take from this amount any sums to raise the legal reserve to one-tenth of the new share capital after each increase;

➢	And, in general, accomplish whatever else is necessary.

This authorization cancels and replaces, with respect to any unexercised portion, the previous authorization on share issues reserved for employees subscribing to a Company savings plan.

SIXTEENTH RESOLUTION

(Amendment of article 2 (corporate purpose) of company by-laws and amendment of company by-laws to comply with the provisions of the Financial Security Act dated August 1, 2003. Adoption of new by-laws )

Acting as an Extraordinary General Meeting, the General Meeting, being apprised of the report of the Board of Directors:

1.	Amends the definition of corporate purpose, suppressing the reference to packaging. Consequently the words “industry and trade relating to all and any packaging products” are deleted from article 2 of the by-laws, which is otherwise unchanged.

2.	Amends by-laws as required to comply with the Financial Security Act of August 1, 2003, this being through inclusion in the by-laws of the new provisions of the law concerning disclosure of equity interests exceeding defined limits, the powers of the Chairman of the Board of Directors, Directors’ access to information, a higher limit on shareholders’ interests before their agreements with the Company become subject to special regulation (conventions réglementées) and attendance of statutory auditors at Board Meetings.

Consequently amends article 11-III ( Share transfer ), article 18-II ( Board officers ), 19- I (Powers of the Board) 19-III (agreements subject to special regulation—conventions réglementées) and 21-II (statutory auditors) of the by-laws.

3.	Amends article 18-IV (deliberations of the Board of Directors) of Company by-laws to allow for the new provisions of the law concerning the use of videoconferencing for Board meetings.

The General Meeting, being apprised of the proposals for new by-laws adopts as presented the text of the new by-laws that will henceforth govern the Company, a copy of these new by-laws being appended to these resolutions.

SEVENTEENTH RESOLUTION

(Share split reducing the nominal value of shares)

Acting as an Extraordinary General Meeting and being apprised of the report of the Board of Directors the General Meeting determines that the nominal value of the Company is to be reduced, with each existing share replaced by two shares with a nominal value of EUR 0.50 each and carrying rights at the same dates as the share they replace.

The General Meeting confers on the Board of Directors all powers necessary to implement this change, which will take effect from June 15, 2004, and to make the amendments it entails to articles 6 “Share Capital “ (Capital Social) and 17 “Shares held by Directors” (Actions des Administrateurs) of the Company by-laws.

EIGHTEENTH RESOLUTION

(Powers to effect formalities)

The General Meeting vests full powers in the bearer of copies of or extracts of the minutes of this General Meeting and any other necessary documents to effect all legal publication and other necessary formalities.

In order to attend or be represented at the Meeting:

ð	Shareholders who own registered shares must be registered with the company at least one day prior to the date of the Meeting;

ð	Shareholders who own bearer shares must file with the registered office at least one day prior to the date of the Meeting, or with any of the banks listed below at least three days prior to the date of the Meeting, a certificate issued by an authorized agent attesting that the shares have been blocked until the date of the Meeting:

•	Lazard Frères Banque, 121 Boulevard Haussmann, 75008 Paris,

•	Crédit Lyonnais, 19 Boulevard des Italiens, 75002 Paris,

•	Banque de Neuflize, Schlumberger, Mallet, Demachy, 3 Avenue Hoche, 75008 Paris,

•	CIC, 66 Rue de la Victoire, 75009 Paris,

•	Société Générale, 29 Boulevard Hausmann, 75009 Paris,

•	Banque Transatlantique, 26 Avenue Franklin Roosevelt, 75008 Paris,

•	Crédit du Nord, 59 Boulevard Haussmann, 75009 Paris,

•	Lyonnaise de Banque, 8 Rue de la République, 69001 Lyon,

•	BNP Paribas, 16 Boulevard des Italiens, 75009 Paris,

•	Fortis Bank, 3 Montagne du Parc, B – 1000 Brussels (Belgium),

•	Crédit Agricole Indosuez, 9 Quai du Président Paul Doumer, 92400 Courbevoie,

•	Lombard Odier Darier Hentsch, 11 Rue de la Corraterie, 1204 Geneva (Switzerland),

•	Bank Sarasin & Co, 107 Freierstrasse, Basle (Switzerland),

•	J. Vontobel & Cie, Bahnhofstrasse 3, Zurich (Switzerland),

•	Banque Worms, 1 Place des Degrés, 92059 Paris La Défense,

•	Lazard Brothers & Co Limited, 21 Moorfields, London (United Kingdom),

•	CDC – IXIS, 56 Rue de Lille, 75007 Paris.

Any shareholder who satisfies the legal requirements and wishes to request that draft resolutions be added to the agenda in accordance with Article 130 of Decree No. 67-236 of March 23, 1967 should send a request to the registered office in the form required by law and no later than ten days after publication of this notice.

Mail ballot forms and proxy forms will be sent to all registered shareholders.

Any holder of bearer shares wishing to vote by mail can obtain a mail ballot form from any of the banks listed above. The form should be requested by registered letter, return receipt requested, and should reach the bank at least six days prior to the date of the Meeting.

Mail ballots can only be counted if they are received by one of the aforementioned banks or by the company at its office at 15 rue du Helder, 75439 Paris Cédex 09, at least three days prior to the date of the Meeting.

In cases where a proxy form or mail ballot form is returned by an authorized agent, the Company reserves the right to question this agent to obtain the identity of the persons voting.

Groupe Danone shareholders may vote by internet prior to the Combined Ordinary and Extraordinary General Meeting.

Shareholders will be notified of the procedures and conditions for voting by internet in the official Notice of Shareholders’ Meeting published in the B.A.L.O.

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 20, 2004	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer